Mail Stop 6010
Via Facsimile and U.S. Mail


September 27, 2005



Mr. Roy T. K. Thung
President and Chief Executive Officer
American Independence Corp.
485 Madison Avenue
New York, New York 10022

      Re:      American Independence Corp.
       Form 10-K for Fiscal Year Ended December 31, 2004
	            File No. 001-05270

Dear Mr. Thung:

      We have reviewed your August 23, 2005 response to our July
22,
2005 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis
Critical Accounting Policies, page 14

1. Please refer to prior comments 1 and 2. Your proposed disclosure does not include a discussion and quantification of the historical accuracy of your estimates of loss and loss expenses, their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future. Please provide us this information in disclosure-type format.




Outlook, page 24

2. Please refer to prior comment 4. Your proposed disclosure does not appear to facilitate investors` determination of the likelihood that your past performance is indicative of future performance. It does not discuss or quantify how the key factors underlying the significant increase in business written by IHC in 2004 and the corresponding 59% increase in your premiums impact your expected revenue and operating results for 2005. Please explain to us and quantify, in disclosure-type format, the impact of these key factors on your expected revenues and operating results.
Consolidated Financial Statements

General

3. Please refer to prior comment 5. Your proposed disclosure omits separate captions for insurance benefits, claims and reserves corresponding to the business assumed from IHC, as disclosed in Note
18 to your 2004 Form 10-K. Please provide us this information for all applicable financial statement captions in a disclosure-type format.

Note 18. Reinsurance, page 62

4. Please refer to prior comment 7. Your current disclosure omits discussion of the types and primary terms of your reinsurance contracts with IHC and a quantification of the impact on your profitability of changes in the principal terms of these reinsurance agreements under Rule 7-03(a) (13)(c) of Regulation S-X. Please provide us this information in disclosure-type format.

*    *    *    *
            Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

           You may contact Frank Wyman, Staff Accountant, at 202-
551-
3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,


								Jim B. Rosenberg
							Senior Assistant Chief
      Accountant
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Mr. Roy T. K. Thung
American Independence Corp.
September 27, 2005
Page 2